UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

# 9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    No  Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 11, 2004. Attached is English language version of the notice.

The following table sets forth the summary of guarantee payment for CyberBank Corporation.

1. Subject Affiliate Company		Company Name		CyberBank Corporation
		Relation to the Company		Affiliate
2. Summary of Guarantee Payment		Date		May 14, 2004
		Creditor		The Korea Development Bank
		Collateral		The Korea Development Bank’s Financial Bonds & Time Deposits
	Guarantee Period	Beginning Date		May 14, 2004
		Terminate Date		May 13, 2005
		Guarantee Limit		15,000,000,000 won
		Guarantee priority		1
		Amount of Guarantee		—
		Total Amount of Guarantee with CyberBank		15,000,000,000 won
		Accumulated Amount of Transaction with Major Shareholders (FY 2004)		15,000,000,000 won
		– Equity (As of December 31, 2003)		156,945,217,068 won
		– Ratio to Equity		9.69
		Conditions of Transaction		CyberBank’s Current Fund
3. Date of Decision (by Board of Directors)				May 11, 2004
— Attendance of Outside Directors			Yes: 2	No: 1
— Attendance of Auditor				Yes
4. Correspondence of Fare Trade Rules				Yes

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5. Others	1.	The Korea Development Bank’s Financial Bond and Mirae’s Time Deposits will be offered for the Collateral of Guarantee.
	2.	The beginning date of Guarantee can be modified in accordance with the final terms and conditions between the Korean Development Bank and CyberBank Corporation.
	3.	The amount of Guarantee will be confirmed when the terms and conditions of loan will be finalized.
* Related disclosure date	April 8, 2004

The following tables set forth a Cancellation of Stock Option Plan.

1. Stock option Granted	Number of person who granted stock option		141

	Number of stock option granted	Common share	8,095,755
		Preferred share	—

Cancellation of stock option	Cancellation Date		May 11, 2004

	Method of Cancellation		The Board of directors

	Number of person		7 persons

	Cancellation option	Common share	238,859
		Preferred share	—

	Reason of cancellation	Voluntary resignation

	Aspects of Stock Cancellation	Exercise Period	From March 24, 2004 To July 15, 2010
		Exercise Price	KRW 1,379 per share

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Others

The details of stock option cancellation are as follows:

1. Granted Date:

1)      2nd Plan: March 24, 2001

2)      3rd Plan: June 24, 2002

3)      4th Plan: March 21, 2003

4)      5th Plan: July 16, 2003

2. Exercise Price and Quantity:

1)      2nd Plan: 1,379 won, 38,721 common shares

2)      3rd Plan: 1,261 won, 38,302 common shares

3)      4th Plan: 988 won, 123,176 common shares

4)      5th Plan: 1,368 won, 38,660 common shares

3. Exercise Period:

1)      2nd Plan: March 24, 2004 ~ March 23, 2009

2)      3rd Plan: June 24, 2004 ~ June 23, 2009

3)      4th Plan: March 21, 2005 ~ March 20, 2010

4)      5th Plan: July 16, 2005 ~ July 15, 2010

Description of stock option cancellation

Name	Relation to the company	Number of stock option Cancelled	Remarks

Sang Doo Byun	Employee	87,403	The 2nd Stock Option Plan The 4th Stock Option Plan

Sang Jin Hu	“	6,453	The 2nd Stock Option Plan

Sun Bong Kim	“	6,453	The 2nd Stock Option Plan

Dong Gun Lee	“	38,302	The 3rd Stock Option Plan

Sung Woo Hong	“	61,588	The 4th Stock Option Plan

Young Jim Lim	“	25,774	The 5th Stock Option Plan

Hyun Ho Park	“	12,886	The 5th Stock Option Plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2004

By:	/s/ MiRi Chung

Mi-Ri Chung Mirae Corporation Public Disclosure Representative Of Investor Relations Team

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